UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Pre-Paid Legal Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

740065 10 7

(CUSIP Number)

Thomas W. Smith
323 Railroad Avenue
Greenwich, CT  06830
(203) 661-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  740065 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 755,900
	8	SHARED VOTING POWER 1,694,415
	9	SOLE DISPOSITIVE POWER 755,900
	10	SHARED DISPOSITIVE POWER 1,694,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,450,315
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No.  740065 10 7

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,000
	8	SHARED VOTING POWER 1,609,415
	9	SOLE DISPOSITIVE POWER 9,000
	10	SHARED DISPOSITIVE POWER 1,620,515
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,629,515
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON\ IN

CUSIP No.  740065 10 7

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Steven M. Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,544,415
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,544,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,544,415
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No.  740065 10 7

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Idoya Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 488,434
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 488,434
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 488,434
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No.  740065 10 7

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,014,675
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,014,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,014,675
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON PN

Explanatory Note:

The following constitutes Amendment No. 9 ("Amendment") to the joint filing on Schedule 13D by Thomas W. Smith, Scott J. Vassalluzzo, Steven M. Fischer, Idoya Partners and Prescott Associates originally filed with the Securities Exchange Commission on March 20, 2002, as amended by Amendment No. 1 filed on November 12, 2002, Amendment No. 2 filed on October 21, 2004, Amendment No. 3 filed on February 3, 2005, Amendment No. 4 filed on July 11, 2008, Amendment No. 5 filed on December 12, 2008, Amendment No. 6 filed on March 3, 2010, Amendment No. 7 filed on June 25, 2010 and Amendment No. 8 filed on November 1, 2010 (as amended, the “Amended Schedule 13D").

The Amended Schedule 13D is hereby amended as follows:

Item 4.    Purpose of Transaction

Item 4 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

As described more fully in Item 5 below, Messrs. Smith, Vassalluzzo and Fischer beneficially own 1,794,415, 1,620,515 and 1,544,415 shares of Common Stock, respectively, in their capacity as investment managers for Idoya Partners, Prescott Associates and other managed accounts (the "Managed Accounts").  The Managed Accounts consist of investment accounts for: (i) three private investment limited partnerships (including Idoya Partners and Prescott Associates) for which Messrs. Smith, Vassalluzzo and Fischer are each a general partner, (ii) an employee profit-sharing plan of a corporation wholly-owned by Mr. Smith and for which Messrs. Smith and Vassalluzzo are each a trustee, (iii) certain family members of Mr. Vassalluzzo and certain individual accounts managed by Mr. Smith and (iv) a private charitable foundation established by Mr. Smith and for which Mr. Smith acts as trustee.  In addition, Messrs. Smith and Vassalluzzo own 655,900 and 9,000 shares of Common Stock, respectively, for their own accounts (collectively, the "Personal Shares").  The 1,805,515 shares of Common Stock owned by the Managed Accounts (the "Managed Account Shares") were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts.  Messrs. Smith and Vassalluzzo acquired the Personal Shares for investment purposes.

The Reporting Persons have engaged in discussions with Cerberus Capital Management, L.P. (“CCM”) regarding participation in a potential acquisition (a “Transaction”) of Pre-Paid Legal Services, Inc. (the “Company”) by one or more affiliates of CCM (such affiliates, together with CCM, “Cerberus”).  To that end and to induce Cerberus to expend the time, effort and expense to pursue a Transaction, Mr. Smith, Mr. Vassalluzzo, Idoya Partners and Prescott Associates entered into an Exclusivity Agreement, dated January 18, 2011 (the “Exclusivity Agreement”), with CCM, pursuant to which each of Mr. Smith, Mr. Vassalluzzo, Idoya Partners and Prescott Associates agreed that during the term of the Exclusivity Agreement such parties would not, directly or indirectly, (i) knowingly solicit or seek offers, inquiries or proposals for, or encourage, or induce any offer, inquiry or proposal to enter into, any transaction with any party other than Cerberus relating to a business combination or merger involving the Company, the issuance or sale of a substantial portion of the Company’s equity, a sale of all or substantially all of the Company’s assets, a sale of a material portion of the Company’s securities owned by the Reporting Persons, or a change in control of the Company or its business; (ii) conduct any discussion or negotiations with, or provide any confidential information about the Company to, any third party in connection with any such alternative transactions; or (iii) take, directly or indirectly, any actions with the purpose or effect of avoiding or circumventing any of the foregoing.  The Exclusivity Agreement will terminate upon the first to occur of the execution by the Company and one or more affiliates of CCM of a definitive merger agreement for a Transaction, notice to the Reporting Persons from CCM that it no longer wishes to pursue a Transaction, the close of business on the 180th day following the execution of the Exclusivity Agreement or as otherwise agreed by the parties.  A copy of the Exclusivity Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. The foregoing description of the Exclusivity Agreement is qualified in its entirety by reference to the full text of the Exclusivity Agreement.

A Transaction may include the formation of a newly-formed investment vehicle (“Newco”), which would acquire the Company and into which the Reporting Persons would contribute a significant portion of the Common Stock owned by them in exchange for equity interests in Newco.  The Reporting Persons also may enter into an agreement with Cerberus to vote their shares of Common Stock in favor of such a Transaction and against any alternative transaction.  The terms and conditions of any contribution and voting agreements would be determined at a later date in connection with the execution of a definitive acquisition agreement between the Company and Cerberus and would be subject to the approval of the Company’s Board of Directors.

Item 5.   Interest in Securities of the Issuer

Items 5 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           Based on the 9,764,441 shares of Common Stock reported as outstanding as of October 21, 2010 in the Company’s Form 10-Q filed with the Securities and Exchange Commission on October 27, 2010, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: Mr. Smith – 2,450,315 shares (25.1%); Mr. Vassalluzzo – 1,629,515 shares (16.7%); Mr. Fischer – 1,544,415 shares (15.8%); Idoya Partners – 488,434 shares (5.0%); and Prescott Associates – 1,014,675 shares (10.4%).

(b)           Messrs. Smith and Vassalluzzo have the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of 755,900 and 9,000 shares of Common Stock, respectively.  Mr. Fischer has the sole power to vote or to direct the vote and to dispose or direct the disposition of no shares.  Idoya Partners and Prescott Associates share the power to vote or to direct the vote and to dispose or to direct the disposition of 488,434 and 1,014,675 shares of Common Stock, respectively.  Of the 1,805,515 shares of Common Stock owned by the Managed Accounts, Messrs. Smith, Vassalluzzo and Fischer share the power to vote or to direct the vote of 1,694,415, 1,609,415 and 1,544,415 shares of Common Stock, respectively and share the power to dispose or direct the disposition of 1,694,415, 1,620,515 and 1,544,415 shares of Common Stock, respectively.

(c)           During the sixty (60) days prior to the date of this filing, the Reporting Persons effected no transactions involving shares of Common Stock other than a charitable contribution on December 29, 2010 of 100,000 of Mr. Smith’s Personal Shares to a private charitable foundation established by Mr. Smith and for which he acts as trustee.

Item 6.    Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

The description of the Exclusivity Agreement set forth in Item 4 above is incorporated herein by reference.

With respect to any Managed Account established for the benefit of family members and other personal accounts, the voting and investment authority accorded the Reporting Person is subject to each account holder's ability, if so provided, to terminate or otherwise direct the disposition of the Managed Account.  Except as otherwise set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any other person with respect to any securities of the Company, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, or any finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to Be Filed as Exhibits

1.	Agreement relating to the joint filing of this statement on Schedule 13D/A dated January 19, 2011.

2.	Exclusivity Agreement, dated January 18, 2011, among Thomas W. Smith, Scott J. Vassalluzzo, Idoya Partners, L.P. and Prescott Associates, L.P. and Cerberus Capital Management, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2011

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

/s/ Steven M. Fischer
Steven M. Fischer

IDOYA PARTNERS L.P.

/s/ Thomas W. Smith
By:	Thomas W. Smith
Its:	General Partner

PRESCOTT ASSOCIATES L.P.

/s/ Thomas W. Smith
By:	Thomas W. Smith
Its:	General Partner

 Exhibit 1

Joint Filing Agreement

The undersigned agree that the foregoing statement on Schedule 13D/A, dated January 19, 2011, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:  January 19, 2011

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

/s/ Steven M. Fischer
Steven M. Fischer

IDOYA PARTNERS L.P.

/s/ Thomas W. Smith
By:	Thomas W. Smith
Its:	General Partner

PRESCOTT ASSOCIATES L.P.

/s/ Thomas W. Smith
By:	Thomas W. Smith
Its:	General Partner

Exhibit 2

January 18, 2011

Cerberus Capital Management, L.P.
299 Park Avenue
New York, New York 10171

Re:           Exclusivity

Gentlemen:

In order to induce one or more affiliates of Cerberus Capital Management, L.P. (“CCM”; and together with such affiliates, “Cerberus”) to expend significant time, effort and expense (i) to pursue a potential acquisition of Pre-Paid Legal Services, Inc. (the “Company”) through an Agreement and Plan of Merger (the “Merger Agreement”) at a cash price per share previously disclosed by you to us (as such price may be adjusted from time to time after the date hereof) and to negotiate agreements relating to our participation in and/or support of such potential acquisition (the “Transaction”), Thomas W. Smith (“Smith”), Scott J. Vassalluzzo (“Vassalluzzo”), Prescott Associates, L.P. (“Prescott”), and Idoya Partners, L.P. (“Idoya,” and together with Smith, Vassalluzzo and Prescott, the “Prescott Investors”) hereby agree as follows:

1.           Subject to Sections 2 and 4 below, until the execution and delivery (following, but not before approval by the Company’s board of directors), of the Merger Agreement and any agreements between Cerberus and the Prescott Investors entered into in connection with the Transaction (collectively with the Merger Agreement, the “Definitive Agreements”), the Prescott Investors will not (and will cause their representatives, investment bankers and any other person acting on their behalf, not to), directly or indirectly:

(i)           knowingly solicit or seek offers, inquiries or proposals for, or encourage, or induce any offer, inquiry or proposal to enter into, any transaction, other than the Transaction with Cerberus, in respect of, or that could reasonably be expected to lead to, (a) a business combination or merger involving the Company, (b) an issuance or sale of all or a substantial portion of the equity of the Company, (c) a sale, transfer, tender, pledge, encumbrance, assignment or other disposition of a material portion of any voting or other securities of the Company beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) by the Prescott Investors (the “Prescott Securities”), (d) a sale of all or a substantial portion of the assets of the Company, or (e) a change in control of the Company or its business (any of the foregoing transactions, a “Competing Transaction”);

(ii)           provide non-public or confidential information to any other person regarding the Company, in connection with a Competing Transaction;

(iii)           conduct any discussions or negotiations regarding a Competing Transaction (other than, in response to an unsolicited inquiry or proposal, to inform the party making such inquiry or proposal of the existence of this letter agreement (the “Exclusivity Agreement”));

(iv)           take, directly or indirectly, any actions with the purpose or effect of avoiding or circumventing any of the foregoing;

  and the parties hereto have no contrary understanding with respect to the foregoing.

2.           None of the provisions of Section 1 of this Exclusivity Agreement shall restrict any Prescott Investor from taking, or refraining from taking, any action as a trustee, settlor or other fiduciary under any foundation, trust or similar arrangement, in each case which such Prescott Investor reasonably determines in good faith is necessary to discharge its fiduciary duties under applicable law or contractual obligations. Each Prescott Investor hereby represents and warrants that he or it is not bound under any agreement with the Company that would limit his or its ability to comply with his or its obligations under Section 1 of this Exclusivity Agreement.

3.           The proposed terms of the Transaction and the terms of the Definitive Agreements that the Prescott Investors and Cerberus have discussed to date are intended to serve only as an expression of the parties’ intent to proceed in good faith to negotiate, prepare, reach agreement on and execute one or more definitive agreements with respect to the Transaction and the Definitive Agreements, and not as creating any binding or legally enforceable obligations on either the Prescott Investors or Cerberus with respect to the Transaction or the Definitive Agreements.

4.           This Exclusivity Agreement shall terminate upon the first to occur of (i) the execution by the Company of a Merger Agreement with Cerberus, whether or not the Prescott Investors enter into agreements with Cerberus in connection with such Merger Agreement, (ii) receipt by the Prescott Investors of written notification from CCM to the Prescott Investors on or after the Effective Date that it no longer wishes, acting in good faith, to proceed with the Transaction (and CCM hereby agrees to provide the Prescott Investors with prompt written notice thereof), (iii) the close of business on the one-hundred-eightieth (180th) day following your acceptance of this letter, and (iv) written agreement of CCM and the Prescott Investors to terminate this Exclusivity Agreement; provided, that, notwithstanding the foregoing, each party shall retain such party’s rights and remedies with respect to pre-termination breaches by the other party of such other party’s obligations under this Exclusivity Agreement.

5.           The parties hereto acknowledge that money damages may not be a sufficient remedy for any breach of this Exclusivity Agreement by any party. It is accordingly agreed that prior to the termination of this Exclusivity Agreement in accordance with Section 4, the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Exclusivity Agreement and to enforce specifically the terms and provisions of this Exclusivity Agreement in the Delaware Court of Chancery (this being in addition to any other remedies at law or in equity that they may have).

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6.           This Exclusivity Agreement shall not be assigned by any party by operation of law or otherwise without the prior written consent of the other parties.

7.           The terms of this Exclusivity Agreement may be modified or waived only by a separate writing that expressly modifies or waives any such term and that is signed by each party against whom such modification or waiver is to be made.

8.           Nothing in this Exclusivity Agreement shall be interpreted as (i) creating or forming a “group” with any other person for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, or any other similar provision of applicable law, (ii) causing Cerberus to be an “acquiring person” as defined in Section 1148A of the Oklahoma General Corporation Act, as amended (the “OGCA”) or to have voting power or control over any “control shares” for purposes of Sections 1145 through 1155 of the OGCA, (iii) constituting a “control share acquisition”, as defined in Section 1146 of the OGCA, by Cerberus of any shares of the Company, or (iv) causing Cerberus to be an “interested shareholder” as defined in Section 1090.3 of the OGCA.

9.           Except to the extent that the laws of the State of Oklahoma are mandatorily applicable to this Exclusivity Agreement or the internal affairs of any of the parties hereto, this Exclusivity Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the laws of the State of Delaware (without giving effect to the conflict of laws principles thereof).

10.           In addition, each of the parties hereto (a) consents to submit itself or himself to the personal jurisdiction of the Delaware Court of Chancery in the event any dispute arises out of this Exclusivity Agreement or any transaction contemplated by this Exclusivity Agreement, (b) agrees that it or he will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it or he will not bring any action relating to this Exclusivity Agreement or any transaction contemplated by this Exclusivity Agreement in any court other than any such court and (d) waives any right to trial by jury with respect to any action related to or arising out of this Exclusivity Agreement or any transaction contemplated by this Exclusivity Agreement. The parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Exclusivity Agreement or the transactions contemplated hereby in the Delaware Court of Chancery, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

11.           This Exclusivity Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

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If the foregoing accurately represents your understanding with respect to the matters addressed herein, please so indicate by executing this Exclusivity Agreement in the applicable space below.

Sincerely,

THOMAS W. SMITH

By:	/s/ Thomas W. Smith

SCOTT J. VASSALLUZZO

By:	/s/ Scott J. Vassalluzzo

IDOYA PARTNERS L.P.

By:	/s/ Scott J. Vassalluzzo Name: Scott J. Vassalluzzo Title: General Partner

PRESCOTT ASSOCIATES L.P.

By:	/s/ Scott J. Vassalluzzo Name: Scott J. Vassalluzzo Title: General Partner

Agreed to and accepted:

CERBERUS CAPITAL MANAGEMENT, L.P.

By:	/s/ Mark A. Neporent
Name: Mark A. Neporent
Title: Senior Managing Director

Dated as of: January 18, 2011

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